Contact

www.linkedin.com/in/
morganbierschenk (LinkedIn)

Certifications

Certified Project Manager

Organizational Leadership

Morgan Bierschenk

Founder @ Geoship - Building the Regenerative Future of Home

Nevada City, California, United States

Summary

Father, learner, and teacher, in service to Mother Earth.

We founded Geoship to open an infinite frontier of innovation in how we live and work.

OUR EARTHSHOT is to make the best home on earth the most affordable home on Earth.

We built the world's first ceramic geodesic home. With first-principles design and engineering, we're not just transforming the world's largest market; we're bridging the digital and physical world to initiate a regenerative village renaissance.

Our purpose is to reconnect human communities with the Earth.

We're open to partnerships and would love to hear from you.

With massive optimism and appropriate ambition,

Morgan

Experience

Geoship

Co-Founder/CEO

October 2019 - Present (5 years 7 months)

Nevada City, California, United States

Geoship is a Home Manufacturing company developing a new category of affordable regenerative housing. Our ceramic composite homes offer next level health benefits, total climate resilience, and slash carbon emissions, while dramatically reducing housing costs. We're based in the pristine mountains of California.

Ceramic Cement Corporation (C3)
CTO
April 2015 - April 2016 (1 year 1 month)
Seattle, wa

Pioneering next-generation geopolymer composite materials for structural applications and radiation protection.

IMMI
Information Activist
October 2012 - June 2014 (1 year 9 months)
Reykjavik, Iceland

I was inspired by the freedom of information movement. Volunteering first for WikiLeaks then the Icelandic Modern Media Initiative and several other FOI projects.

Earth
Sailor and World Traveller
May 2006 - November 2012 (6 years 7 months)
Everywhere

At 25 I decided to optimize my life for transformational experiences. I backpacked around the world, restored a classic wooden sailboat, cruised around the Pacific, and ended up working in Iceland with the Pirate Party on Freedom of Information projects.

Intel Corporation
Various Positions
January 2001 - May 2006 (5 years 5 months)
Portland, Oregon Area

Started working at Intel when I was 20 years old. Rotated through many programming and industrial engineering positions.

Education

Earth
Architect, of the future

Washington State University
Bachelor of Science (BS), Information Systems and Industrial Engineering · (1996 - 2000)